Exhibit 5.1

Harney Westwood & Riegels Singapore LLP 138 Market Street #24-04 CapitaGreen Singapore 048946 Tel: +65 6800 9830 Fax: +65 6800 9831

15 April 2025

lishi.fong@harneys.com

+65 6800 9833

059830.0001/LZF

ENIGMATIG LIMITED

c/o Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002

Cayman Islands

Dear Sir or Madam

ENIGMATIG LIMITED (the Company)

We are attorneys-at-law qualified to practise in the Cayman Islands and have acted as Cayman Islands legal advisers to the Company in connection with the Registration Statement (as defined in Schedule 1), to be filed on or about the date of this opinion with the U.S. Securities and Exchange Commission (the Commission) under the U.S. Securities Act of 1933, as amended (the Securities Act), involving an initial public offering (the IPO) of 3,750,000 Class A Ordinary Shares of par value of US$0.000002 each, and an option to issue up to 562,500 Class A Ordinary Shares of par value of US$0.000002 each to be offered by the Company to cover the over-allotment option to be granted to the underwriters (collectively, the Shares) to be issued pursuant to the Resolutions (as defined in Schedule 1). In this opinion Companies Act means the Companies Act (2025 Revision) of the Cayman Islands.

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

For the purposes of giving this opinion, we have examined the Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 29, we are of the opinion that under the laws of the Cayman Islands:

1	Existence and Good Standing. The Company is an exempted company duly incorporated with limited liability and is validly existing and in good standing under the laws of the Cayman Islands, with power and authority (corporate and other) to own its properties and conduct its business as described in the Registration Statement. It is a separate legal entity and is subject to suit in its own name.

Jersey legal services are provided through a referral arrangement with Harneys (Jersey) which is an independently owned and controlled Jersey law firm.

Registered in Singapore with limited liability (T13LL2450G).

612834413.2

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2	Allotment and Issuance. The allotment and issuance by the Company of the Shares on the basis contemplated in the Transaction Documents have been duly authorised by the Company by the Resolutions (as defined in Schedule 1) and will be validly and legally issued and allotted and credited as fully paid and non-assessable.

3	Share Capital. Based on the M&A (as defined in Schedule 1), the Company has an authorised share capital of US$50,000 divided into 25,000,000,000 ordinary shares of par value of US$0.000002 each, comprising (a) 17,500,000,000 Class A Ordinary Shares of the Company of par value US$0.000002 each, and (b) 7,500,000,000 Class B Ordinary Shares of the Company of par value US$0.000002 each. When allotted, issued, paid for and registered in the Register of Members (as defined in Schedule 1), the Shares will be legally and validly allotted and issued, fully paid and non-assessable, will conform to the description of the Shares contained in the Registration Statement and will rank pari passu in all respects with all other issued Shares subject to the rights, privileges and restrictions set forth in the M&A.

4	Disclosure. The statements in the Registration Statement appearing under the headings “Risk Factors”, “Dividend Policy”, “Enforceability of Civil Liabilities”, “Management”, “Description of Share Capital” and “Taxation”, in each case to the extent that they constitute statements of Cayman Islands law, are accurate and complete in all material respects.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. We express no opinion as to matters of fact. Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Transaction Documents. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

In connection with the above opinion, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, as amended, or the Rules and Regulations of the Commission thereunder.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein.

This opinion shall be construed in accordance with the laws of the Cayman Islands.

Yours faithfully

/s/ Harney Westwood & Riegels Singapore LLP
Harney Westwood & Riegels Singapore LLP

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Schedule 1

List of Documents Examined

1	A copy of the certificate of incorporation of the Company dated 30 May 2023 and a copy of the certificate of incorporation on change of name of the Company dated 29 April 2024.

2	A copy of the amended and restated memorandum and articles of association of the Company as adopted by a special resolution dated 6 April 2025(the M&A).

3	A copy of the certificate of good standing in respect of the Company, issued by the Registrar of Companies dated 28 March 2025 (the Certificate of Good Standing).

4	The Register of Writs and other Originating Process of the Grand Court of the Cayman Islands (the Court Register) via the Court’s Digital System (as defined in Schedule 3) from the incorporation date of the Company to 14 April 2025 (the Court Search Date).

5	Copies of the register of directors and officers of the Company dated 3 April 2025 and the register of members of the Company dated 4 April 2025 (the Register of Members).

6	A copy of the written resolutions of the directors of the Company dated 4 April 2025 (the Resolutions).

(1 to 6 above are the Corporate Documents)

7	Copies of the following documents:

(a)	a draft underwriting agreement to be entered into between the Company and Prime Number Capital LLC, as representative of the underwriters named therein (the Underwriting Agreement); and

(b)	the registration statements on Form F-1 (including all amendments or supplements thereto) in relation to the IPO (the Registration Statement, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto),

((a) to (b) above are the Transaction Documents).

The Corporate Documents and the Transaction Documents are collectively referred to in this opinion as the Documents.

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Schedule 2

Assumptions

1	Validity under Foreign Laws. That (i) each party to the Underwriting Agreement (other than the Company) has the necessary capacity, power and authority to enter into the Underwriting Agreement and perform its obligations thereunder, and each such party will duly execute the Underwriting Agreement; (ii) the Underwriting Agreement will, when dated, executed and delivered, constitute valid, legally binding and enforceable obligations of each of the parties thereto under the laws of New York State by which law it is expressed to be governed; (iii) all formalities required under the laws of New York State and any other applicable laws (other than the laws of the Cayman Islands) have been complied with; and (iv) no other matters arising under any foreign law will affect the views expressed in this opinion.

2	Choice of Laws. The choice of the laws of New York State selected to govern the respective Transaction Documents has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the Cayman Islands) and the entry into and performance of the respective Transaction Documents will not cause any of the parties thereto to be in breach of any agreement or undertaking.

3	Draft Documents. That the Company will duly execute and deliver the relevant Transaction Document in the form of the drafts provided to us for review.

4	Memorandum and Articles. The M&A remain in full force and effect and are otherwise unamended. The M&A will be the memorandum and articles of association of the Company in effect at the time of the issue of the Shares.

5	Directors. The board of directors of the Company considers the transactions contemplated by the Transaction Documents to be in the best interests of the Company and no director has a financial interest in or other relationship to a party to the transactions contemplated by the Transaction Documents which has not been properly disclosed in the Resolutions.

6	Conditions. All conditions to the obligations of the parties to the Underwriting Agreement will be satisfied or duly waived prior to the issue and sale of the relevant Shares and there will be no breach of the terms of the Underwriting Agreement.

7	Bona Fide Transaction. No disposition of property effected by the Transaction Documents is made for an improper purpose or wilfully to defeat an obligation owed to a creditor and at an undervalue. Each director has exercised proper care, diligence and skill in relation to the Transaction Documents.

8	Solvency. The Company will on the date of execution of the Transaction Documents be able to pay its debts as they became due from its own moneys, any disposition or settlement of property effected by the Transaction Documents is made in good faith and for valuable consideration and, at the time of and following each such disposition of property by the Company pursuant to the Transaction Documents, the Company will be able to pay its debts as they become due from its own moneys.

9	Authenticity of Documents. All original Documents are authentic, all signatures, initials and seals are genuine, all copies of Documents are true and correct copies and the Transaction Documents conform in every material respect to the latest drafts of the same produced to us and, where the Transaction Documents have been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

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10	Corporate Documents. All matters required by law to be recorded in the Corporate Documents are so recorded, and all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete.

11	Court Search. The Register of Writs and other Originating Process of the Grand Court of the Cayman Islands examined by us for the period from the date of incorporation of the Company to the Court Search Date via the Court’s Digital System on the Court Search Date, constitutes a complete record of the proceedings for such period before the Grand Court of the Cayman Islands.

12	No Steps to Wind-up. The directors and shareholders of the Company have not taken any steps to have the Company struck off or placed in liquidation, no steps have been taken to wind up the Company and no receiver has been appointed over any of the property or assets of the Company.

13	Resolutions. The written Resolutions have been duly executed (and where by a corporate entity such execution has been duly authorised if so required) by or on behalf of each director or shareholder (as the case may be), and the signatures and initials thereon are those of a person or persons in whose name the Resolutions have been expressed to be signed. The Resolutions passed at a meeting were adopted at duly convened meetings of the board of directors and/or the shareholders of the Company, and such meetings were held and conducted in accordance with the Memorandum and Articles of Association of the Company. The Resolutions remain in full force and effect.

14	Unseen Documents. Save for the Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Documents and, in particular, that the entry into and performance of the Transaction Documents will not cause any of the parties thereto to be in breach of any agreement or undertaking. There is no contractual prohibition (other than as arising under Cayman Islands law) binding on the Company prohibiting it from issuing and allotting the Shares.

15	Proceeds of Crime. No monies paid to or for the account of any party under the Transaction Documents represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Act (2025 Revision) and the Terrorism Act (2018 Revision), respectively.

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Schedule 3

Qualifications

1	Stamp Duty. Cayman Islands stamp duty may be payable if the original Underwriting Agreement is executed in, brought to, or produced before a court of, the Cayman Islands.

2	Foreign Statutes. We express no opinion in relation to provisions making reference to foreign statutes in the Underwriting Agreement.

3	Good Standing. The Company shall be deemed to be in good standing at any time if all fees (including annual filing fees) and penalties under the Companies Act have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Companies Act.

4	Court Search. The search of the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands has been undertaken on a digital system made available through the Grand Court of the Cayman Islands (the Court’s Digital System), and through inadvertent errors or delays in updating the digital system (and/or the Register from which the digital information is drawn) may not constitute a complete record of all proceedings as at the Court Search Date and in particular may omit details of very recent filings. The Court Search of the Court Register would not reveal, amongst other things, any writ, originating summons, originating motion, petition (including any winding-up petition), counterclaim or third party notice (Originating Process) filed with the Grand Court which, pursuant to the Grand Court rules or best practice of the Clerk of the Courts’ office, should have been entered in the Court Register but was not in fact entered in the Court Register (properly or at all), or any Originating Process which has been placed under seal or anonymised (whether by order of the Court or pursuant to the practice of the Clerk of the Courts’ office).

5	Conflict of Laws. An expression of an opinion on a matter of Cayman Islands law in relation to a particular issue in this opinion should not necessarily be construed to imply that the Cayman Islands courts would treat Cayman Islands law as the proper law to determine that issue under its conflict of laws rules.

6	Sanctions. The obligations of the Company may be subject to restrictions pursuant to United Nations and United Kingdom sanctions as implemented under the laws of the Cayman Islands.

7	Economic Substance. We have undertaken no enquiry and express no view as to the compliance of the Company with the International Tax Co-operation (Economic Substance) Act (2024 Revision).

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